UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
Building 1, No. 13, YongChang North Road
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
By:	/s/ Yuping Ouyang
Name:	Yuping Ouyang
Title:	Chief Financial Officer

Date: May 18, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding agreement by IDGVC Partners and Infiniti Capital to make US$20 million investment in Techfaith’s One Net Entertainment Limited

Exhibit 99.1
IDGVC Partners and Infiniti Capital Agree to Make US$20 Million Investment
in TechFaith’s One Net Entertainment Limited
Beijing, China, May 18, 2009 — China Techfaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith”) today announced that a leading venture capital firm, IDGVC Partners (www.idgvc.com), and Hong Kong-based Infiniti Capital Limited have agreed to make a total of US$20 million investment in One Net Entertainment Limited through its parent company, Leo Technology Limited, a wholly-owned subsidiary of TechFaith. One Net Entertainment focuses on the development and operation of wireless gaming applications. IDGVC’s US$10 million investment will be in the form of a convertible note convertible into ordinary shares of Leo Technology or TechFaith at the option of the note holder, and Infiniti Capital’s US$10 million investment will be in the form of common equity. The transaction is subject to certain closing conditions.
Defu Dong, Chairman and CEO of TechFaith, stated, “We are pleased with the impressive progress of our gaming business and welcome the investment from IDG and Infiniti. One Net Entertainment has quickly established itself as a competitor to be watched in the wireless mobile phone gaming and PC online gaming markets. With this US$20 million investment, we expect to be able to execute on our growth strategy and pursue game development and publishing opportunities to even further accelerate One Net Entertainment’s growth prospects.”
About One Net Entertainment Limited
Based in Beijing, One Net Entertainment is a wholly-owned subsidiary of China Techfaith Wireless Communication Technology Limited (“TechFaith”) (NASDAQ: CNTF). One Net Entertainment is targeting both the mobile and online PC gaming markets through its websites www.798uu.com and www.798game.com, respectively. One Net Entertainment is leveraging an integrated model of using a combination of self-developed as well as co-developed and licensed content, as such strategy is designed to help it launch games faster and more efficiently. Three massive multiplayer online role-playing games (MMORPGs) are planned to launch in 2009 for online PC users on www.798game.com. Sixteen titles are planned to launch in June for mobile gamers on the company’s Chinese mobile games website www.798uu.com.
About IDGVC Partners ( www.idgvc.com )
IDGVC Partners was founded in 1992 with offices in Beijing, Shanghai, Guangzhou, Boston, and Silicon Valley. As one of the earliest American venture capital firms to enter the Chinese market, IDGVC Partners has established a leading role in the industry with an aggregate of US$2 billion capital under management. IDGVC Partners invests in early-to-growth-stage companies with focus on hi-tech related sectors such as the Internet, telecommunications, wireless communications, digital media, IC, and life science. It has an investment portfolio of over 100 start-up companies, including Ctrip, Sohu, Baidu, China Finance Online, Tencent, soufun, HomeInns, NetDragon, Allyes, and Kingdee, 30 of which have completed public offerings or successful mergers.

About Infiniti
Infiniti Capital Limited (ICL) is a venture capital firm based in Hong Kong. ICL was founded by two well experienced investment professionals who are both Chartered Financial Analysts. They bring with them a wealth of over 19 years experience each in the HK/China financial industry. Infiniti Capital mainly participates in China-related investment opportunities in different markets and their investment philosophy is to benefit from fast growing companies over the long run. Hence, their key focuses are the growth potential of the business segment as well as the management capabilities of their invested companies.
About TechFaith
TechFaith (NASDAQ: CNTF) is an original developed product provider focused on research and development of cell phone solutions. Based in China, TechFaith employs approximately 700 professionals, of whom approximately 90% are engineers. TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.
With the capability of developing MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates, “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:
In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel:+ 86-10-5822-8390	Tel: +1 914-337-8801
Email: ir@techfaith.cn	Email: cntf@globalirpartners.com